UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: February 21, 2020

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its Charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 — Information Contained in this Form 6-K Report

On February 21, 2020, it was announced that Brookfield TK TOLP LP and Brookfield TK Bond LP intend to offer up to $411,260,000 in principal amount of the 8.500% Senior Unsecured Notes due 2023 (CUSIP: 87901BAB8) of Teekay Offshore Partners LP and Teekay Offshore Finance Corp. (the “Notes”) in one or more private placements to eligible purchasers.

This report is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any Notes, nor shall there be any sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale is unlawful. The Notes will be offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), to certain non-U.S. persons in accordance with Regulation S under the Securities Act and to buyers in Canada that qualify as accredited investors and permitted clients, as defined in securities laws applicable in Canada. The Notes have not been registered under the Securities Act, or any state or other securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act or in Canada absent an exemption from applicable prospectus requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: February 21, 2020	By:	/s/ Edith Robinson
Edith Robinson
Vice President and Company Secretary

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